

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 5, 2016

Via Facsimile
Mr. Keith E. Pratt
Chief Financial Officer
McGrath Rentcorp
5700 Las Positas Road
Livermore, CA 94551-7800

> **Re: McGrath Rentcorp**
>   **Definitive Proxy on Form 14A**
>   **Filed April 29, 2016**
>   **File No. 0-13292**

Dear Mr. Pratt:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstance, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement

Executive Compensation and Other Information, page 21

Long-Term Incentive Compensation, page 29

1.   We note disclosure that performance-based awards (RSUs) are earned based on achievement of a three-year cumulative EPS goal for corporate named executive officers. In future filings, please disclose the three-year cumulative EPS goals, the actual achievement of such goals and how the actual awards are calculated. Please consider an illustrative example.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood at (202) 551-3345, if you have questions regarding these comments. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief
Office of Manufacturing and Construction